CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	March 31, 2020	March 31, 2019
Revenue
Premiums
Gross	$5,739	$4,942
Less: Ceded	593	572
Net premiums	5,146	4,370
Net investment income (loss):
Interest and other investment income	1,424	1,398
Fair value and foreign currency changes on assets and liabilities (Note 4)	(1,809)	4,154
Net gains (losses) on available-for-sale assets	70	23
Net investment income (loss)	(315)	5,575
Fee income (Note 8)	1,639	1,447
Total revenue	6,470	11,392
Benefits and expenses
Gross claims and benefits paid (Note 6)	4,418	4,120
Increase (decrease) in insurance contract liabilities (Note 6)	(231)	4,640
Decrease (increase) in reinsurance assets (Note 6)	(51)	(21)
Increase (decrease) in investment contract liabilities (Note 6)	7	24
Reinsurance expenses (recoveries) (Note 7)	(531)	(508)
Commissions	648	564
Net transfer to (from) segregated funds (Note 11)	(386)	(85)
Operating expenses	1,733	1,668
Premium taxes	108	100
Interest expense	90	88
Total benefits and expenses	5,805	10,590
Income (loss) before income taxes	665	802
Less: Income tax expense (benefit) (Note 9)	279	88
Total net income (loss)	386	714
Less: Net income (loss) attributable to participating policyholders	(35)	67
Net income (loss) attributable to non-controlling interests	6	—
Shareholders’ net income (loss)	415	647
Less: Preferred shareholders’ dividends	24	24
Common shareholders’ net income (loss)	$391	$623

Average exchange rates during the reporting periods: U.S. dollars	1.34	1.33

Earnings (loss) per share (Note 13)
Basic	$0.67	$1.04
Diluted	$0.67	$1.04

Dividends per common share	$0.550	$0.500

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Total net income (loss)	$386	$714
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	1,044	(280)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(240)	269
Reclassifications to net income (loss)	(56)	(18)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	23	14
Reclassifications to net income (loss)	(44)	(8)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	64	28
Total items that may be reclassified subsequently to income	791	5
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	119	(43)
Total items that will not be reclassified subsequently to income	119	(43)
Total other comprehensive income (loss)	910	(38)
Total comprehensive income (loss)	1,296	676
Less: Participating policyholders’ comprehensive income (loss)	(27)	66
Non-controlling interests’ comprehensive income (loss)	6	—
Shareholders’ comprehensive income (loss)	$1,317	$610

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$(1)	$—
Unrealized gains (losses) on available-for-sale assets	45	(62)
Reclassifications to net income for available-for-sale assets	15	4
Unrealized gains (losses) on cash flow hedges	11	(5)
Reclassifications to net income for cash flow hedges	(3)	3
Total items that may be reclassified subsequently to income	67	(60)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(39)	20
Total items that will not be reclassified subsequently to income	(39)	20
Total income tax benefit (expense) included in other comprehensive income (loss)	$28	$(40)

The attached notes form part of these Interim Consolidated Financial Statements.

38 Sun Life Financial Inc. First Quarter 2020     INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	March 31, 2020	December 31, 2019
Assets
Cash, cash equivalents and short-term securities (Note 4)	$9,548	$9,575
Debt securities (Note 4)	84,599	81,606
Equity securities (Note 4)	4,605	4,787
Mortgages and loans	50,253	48,222
Derivative assets	3,128	1,548
Other invested assets (Note 4)	5,795	5,357
Policy loans	3,324	3,218
Investment properties (Note 4)	7,359	7,306
Invested assets	168,611	161,619
Other assets	5,564	5,216
Reinsurance assets (Note 6)	4,357	4,024
Deferred tax assets	1,606	1,455
Intangible assets	2,184	2,083
Goodwill	6,044	5,832
Total general fund assets	188,366	180,229
Investments for account of segregated fund holders (Note 11)	102,824	116,973
Total assets	$291,190	$297,202
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)	$135,252	$131,184
Investment contract liabilities (Note 6)	3,120	3,116
Derivative liabilities	4,509	2,040
Deferred tax liabilities	313	406
Other liabilities	15,865	14,937
Senior debentures	500	500
Subordinated debt	3,539	3,538
Total general fund liabilities	163,098	155,721
Insurance contracts for account of segregated fund holders (Note 11)	97,043	110,269
Investment contracts for account of segregated fund holders (Note 11)	5,781	6,704
Total liabilities	$265,922	$272,694
Equity
Issued share capital and contributed surplus	$10,579	$10,619
Shareholders' retained earnings and accumulated other comprehensive income	13,599	12,779
Total shareholders’ equity	24,178	23,398
Participating policyholders’ equity	1,064	1,091
Non-controlling interests’ equity	26	19
Total equity	$25,268	$24,508
Total liabilities and equity	$291,190	$297,202

Exchange rates at the end of the reporting periods: U.S. dollars	1.41	1.30

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 5, 2020.

Dean A. Connor	Sara Grootwassink Lewis
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,289	8,419
Stock options exercised	9	10
Common shares purchased for cancellation	(50)	(54)
Balance, end of period	8,248	8,375
Contributed surplus
Balance, beginning of period	73	73
Share-based payments	3	3
Stock options exercised	(2)	(2)
Balance, end of period	74	74
Retained earnings
Balance, beginning of period, as previously reported	11,318	11,267
Adjustment for change in accounting policy (Note 2)	—	(22)
Balance, beginning of period, after change in accounting policy	11,318	11,245
Net income (loss)	415	647
Dividends on common shares	(323)	(299)
Dividends on preferred shares	(24)	(24)
Common shares purchased for cancellation (Note 10)	(150)	(146)
Balance, end of period	11,236	11,423
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	1,461	1,690
Total other comprehensive income (loss) for the period	902	(37)
Balance, end of period	2,363	1,653
Total shareholders’ equity, end of period	$24,178	$23,782
Participating policyholders:
Balance, beginning of period	$1,091	$864
Net income (loss)	(35)	67
Total other comprehensive income (loss) for the period (Note 14)	8	(1)
Total participating policyholders’ equity, end of period	$1,064	$930
Non-controlling interests:
Balance, beginning of period	$19	$—
Net income (loss)	6	—
Additional contribution	1	—
Total non-controlling interests’ equity, end of period	$26	$—
Total equity	$25,268	$24,712

The attached notes form part of these Interim Consolidated Financial Statements.

40 Sun Life Financial Inc. First Quarter 2020     INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2020	March 31, 2019
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$665	$802
Adjustments:
Interest expense related to financing activities	55	66
Increase (decrease) in insurance and investment contract liabilities	(224)	4,664
Decrease (increase) in reinsurance assets	(51)	(21)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	1,739	(4,177)
Sales, maturities and repayments of invested assets	18,836	16,408
Purchases of invested assets	(20,111)	(17,790)
Income taxes received (paid)	(85)	(230)
Mortgage securitization (Note 4)	87	96
Other operating activities	(828)	(1,045)
Net cash provided by (used in) operating activities	83	(1,227)
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(37)	(31)
Investment in and transactions with joint ventures and associates	6	14
Dividends received from joint ventures and associates	20	14
Other investing activities	(86)	(34)
Net cash provided by (used in) investing activities	(97)	(37)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(56)	3
Issuance of common shares on exercise of stock options	7	8
Common shares purchased for cancellation (Note 10)	(200)	(200)
Dividends paid on common and preferred shares	(341)	(319)
Payment of lease liabilities	(37)	(29)
Interest expense paid	(61)	(64)
Net cash provided by (used in) financing activities	(688)	(601)
Changes due to fluctuations in exchange rates	357	(77)
Increase (decrease) in cash and cash equivalents	(345)	(1,942)
Net cash and cash equivalents, beginning of period	6,685	7,194
Net cash and cash equivalents, end of period	6,340	5,252
Short-term securities, end of period	3,106	2,944
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$9,446	$8,196

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies
Description of Business
Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2019 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2019 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”).
COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For additional information, please refer to Note 1 of our 2019 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies
2.A New and Amended International Financial Reporting Standards Adopted in 2020
We adopted the following amendments on January 1, 2020:

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“Conceptual Framework”), which replaced the Conceptual Framework issued in 2010. The revised Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure, to be applied prospectively. The adoption of this guideline did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amended IFRS 3 Business Combinations. The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets, and are applied prospectively. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material and provide guidance to improve consistency in its application in IFRS standards. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9 Financial Instruments (“IFRS 9”),     IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.
2.B New and Amended International Financial Reporting Standards to be Adopted in 2021 or Later
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which will replace IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021 and is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. In June 2019, the IASB issued an exposure draft (“ED”) that proposed targeted amendments to        IFRS 17 for public consultation. As part of the ED, the IASB has proposed to defer the effective date by one year to January 1, 2022, as well as extend the deferral option of IFRS 9 for insurers to that same date.

42 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In March 2020, the IASB tentatively decided to defer the effective date for an additional year to January 1, 2023 and extend the deferral option of IFRS 9 for insurers to that same date. The IASB has completed deliberations on the ED and expects to issue the final amendments to IFRS 17 in June 2020. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

3. Segmented Information
We have five reportable business segments: Canada, United States (“U.S.”), Asset Management, Asia and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“UK”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management, and product distribution fees paid by Asset Management to Asia. Effective January 1, 2020, SLC Management is collecting fee income and is incurring the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 43

Results by segment for the three months ended March 31 are as follows:

	Canada	U.S.	Asset Management(1)	Asia	Corporate	Consolidation adjustments(1)	Total
2020
Gross premiums:
Annuities	$427	$—	$—	$30	$3	$—	$460
Life insurance	1,276	398	—	901	22	—	2,597
Health insurance	1,518	1,147	—	13	4	—	2,682
Total gross premiums	3,221	1,545	—	944	29	—	5,739
Less: Ceded premiums	374	166	—	49	4	—	593
Net investment income (loss)	(743)	658	(14)	(154)	(51)	(11)	(315)
Fee income	341	20	1,185	136	28	(71)	1,639
Total revenue	2,445	2,057	1,171	877	2	(82)	6,470
Less:
Total benefits and expenses	2,300	1,845	846	815	81	(82)	5,805
Income tax expense (benefit)	177	48	80	7	(33)	—	279
Total net income (loss)	$(32)	$164	$245	$55	$(46)	$—	$386
Less:
Net income (loss) attributable to participating policyholders	10	—	—	(45)	—	—	(35)
Net income (loss) attributable to non-controlling interests	—	—	6	—	—	—	6
Shareholders’ net income (loss)	$(42)	$164	$239	$100	$(46)	$—	$415
2019
Gross premiums:
Annuities	$398	$1	$—	$—	$6	$—	$405
Life insurance	1,248	407	—	396	23	—	2,074
Health insurance	1,402	1,047	—	10	4	—	2,463
Total gross premiums	3,048	1,455	—	406	33	—	4,942
Less: Ceded premiums	362	155	—	50	5	—	572
Net investment income (loss)	3,243	892	28	1,014	406	(8)	5,575
Fee income	308	21	1,023	126	35	(66)	1,447
Total revenue	6,237	2,213	1,051	1,496	469	(74)	11,392
Less:
Total benefits and expenses	5,966	2,057	774	1,402	465	(74)	10,590
Income tax expense (benefit)	(32)	32	58	13	17	—	88
Total net income (loss)	$303	$124	$219	$81	$(13)	$—	$714
Less:
Net income (loss) attributable to participating policyholders	66	—	—	1	—	—	67
Shareholders’ net income (loss)	$237	$124	$219	$80	$(13)	$—	$647

(1)	Reflects a change in presentation for our Asset Management segment effective January 1, 2020. We have updated the prior period to reflect this change in presentation.

44 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Total Invested Assets and Related Net Investment Income
4.A Asset Classification
The carrying values of our Debt securities, Equity securities and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
March 31, 2020
Debt securities	$70,714	$13,885	$—	$84,599
Equity securities	$4,304	$301	$—	$4,605
Other invested assets	$3,250	$965	$1,580	$5,795
December 31, 2019
Debt securities	$67,894	$13,712	$—	$81,606
Equity securities	$4,474	$313	$—	$4,787
Other invested assets	$3,016	$813	$1,528	$5,357

(1) Other consists primarily of investments accounted for using the equity method of accounting.
4.B Fair Value and Foreign Currency Changes on Assets and Liabilities
Fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

For the three months ended
March 31, 2020		March 31, 2019
Fair value change:
Cash, cash equivalents and short-term securities	$2	$(2)
Debt securities	(1,145)	2,907
Equity securities	(784)	421
Derivative investments	(332)	806
Other invested assets	(63)	49
Total change in fair value through profit or loss assets and liabilities	(2,322)	4,181
Fair value changes on investment properties	2	133
Foreign exchange gains (losses)(1)	511	(160)
Fair value and foreign currency changes on assets and liabilities	$(1,809)	$4,154

(1)
Primarily arises from the translation of foreign currency denominated available-for-sale assets, as well as mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

4.C Impairment of Available-for-Sale Assets
We recognized impairment losses on available-for-sale assets of $3 for the three months ended March 31, 2020 ($15 for the three months ended March 31, 2019).
4.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2020	December 31, 2019	March 31, 2019
Cash	$2,134	$1,656	$1,766
Cash equivalents	4,308	5,059	3,660
Short-term securities	3,106	2,860	2,944
Cash, cash equivalents and short-term securities	9,548	9,575	8,370
Less: Bank overdraft, recorded in Other liabilities	102	30	174
Net cash, cash equivalents and short-term securities	$9,446	$9,545	$8,196

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 45

4.E Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2019 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2020 are $1,663 and $1,712, respectively ($1,587 and $1,592, respectively, as at December 31, 2019). The carrying value and fair value of the associated liabilities as at March 31, 2020 are $1,802 and $1,896, respectively ($1,715 and $1,734, respectively, as at December 31, 2019). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2020 and December 31, 2019 are $133 and $124, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2020 and December 31, 2019.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities as described in Note 5 of our 2019 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2020 and December 31, 2019.
4.F Fair Value Measurement
The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2019 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy
Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$8,943	$605	$—	$9,548	$9,044	$531	$—	$9,575
Debt securities – fair value through profit or loss	1,931	68,578	205	70,714	1,641	66,005	248	67,894
Debt securities – available-for-sale	981	12,851	53	13,885	1,363	12,299	50	13,712
Equity securities – fair value through profit or loss	2,110	1,991	203	4,304	1,868	2,418	188	4,474
Equity securities – available-for-sale	128	135	38	301	152	126	35	313
Derivative assets	23	3,105	—	3,128	20	1,528	—	1,548
Other invested assets	1,031	431	2,753	4,215	1,000	384	2,445	3,829
Investment properties	—	—	7,359	7,359	—	—	7,306	7,306
Total invested assets	$15,147	$87,696	$10,611	$113,454	$15,088	$83,291	$10,272	$108,651
Investments for account of segregated fund holders	22,352	79,937	535	102,824	26,380	90,044	549	116,973
Total assets measured at fair value	$37,499	$167,633	$11,146	$216,278	$41,468	$173,335	$10,821	$225,624
Liabilities
Investment contract liabilities	$—	$—	$2	$2	$—	$—	$2	$2
Derivative liabilities	78	4,431	—	4,509	14	2,026	—	2,040
Put option liability	—	—	1,043	1,043	—	—	956	956
Total liabilities measured at fair value	$78	$4,431	$1,045	$5,554	$14	$2,026	$958	$2,998

46 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$3,819	$14	$3,833	$—	$3,875	$15	$3,890
Canadian provincial and municipal government	—	14,679	—	14,679	—	13,811	15	13,826
U.S. government and agency	1,931	160	1	2,092	1,641	106	1	1,748
Other foreign government	—	5,329	—	5,329	—	5,172	9	5,181
Corporate	—	38,492	169	38,661	—	37,508	173	37,681
Asset-backed securities:
Commercial mortgage-backed securities	—	1,904	6	1,910	—	1,753	6	1,759
Residential mortgage-backed securities	—	2,499	—	2,499	—	2,176	—	2,176
Collateralized debt obligations	—	178	—	178	—	157	—	157
Other	—	1,518	15	1,533	—	1,447	29	1,476
Total debt securities – fair value through profit or loss	$1,931	$68,578	$205	$70,714	$1,641	$66,005	$248	$67,894

Debt securities – available-for-sale consist of the following:

As at	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$2,593	$—	$2,593	$—	$2,556	$—	$2,556
Canadian provincial and municipal government	—	1,177	—	1,177	—	1,139	—	1,139
U.S. government and agency	981	—	—	981	1,363	—	—	1,363
Other foreign government	—	789	1	790	—	735	1	736
Corporate	—	5,341	48	5,389	—	5,039	45	5,084
Asset-backed securities:
Commercial mortgage-backed securities	—	858	—	858	—	777	—	777
Residential mortgage-backed securities	—	417	—	417	—	362	—	362
Collateralized debt obligations	—	728	—	728	—	730	—	730
Other	—	948	4	952	—	961	4	965
Total debt securities – available-for-sale	$981	$12,851	$53	$13,885	$1,363	$12,299	$50	$13,712

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2020 and March 31, 2019.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 47

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available-for-sale	Equity securities – fair value through profit or loss	Equity securities – available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Put option liability
March 31, 2020
Beginning balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821	$956
Included in net income(1)(2)(3)	(5)	—	3	—	96	(29)	65	(36)	29	45
Included in OCI(2)	—	—	—	1	10	—	11	—	11	—
Purchases	—	—	5	—	196	66	267	15	282	—
Sales / Payments	(9)	—	—	—	(55)	(96)	(160)	(9)	(169)	—
Settlements	(1)	—	—	—	—	—	(1)	—	(1)	—
Transfers (out) of Level 3(4)	(37)	—	—	—	—	—	(37)	—	(37)	—
Foreign currency translation(5)	9	3	7	2	61	112	194	16	210	42
Ending balance	$205	$53	$203	$38	$2,753	$7,359	$10,611	$535	$11,146	$1,043
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(4)	$—	$3	$—	$96	$(24)	$71	$(23)	$48	$—
March 31, 2019
Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648	$—
Included in net income(1)(2)(3)	9	—	(3)	—	(24)	107	89	(2)	87	—
Included in OCI(2)	—	2	—	—	2	—	4	—	4	—
Purchases	17	14	3	6	80	52	172	85	257	—
Sales / Payments	(9)	—	(1)	—	(27)	(281)	(318)	(4)	(322)	—
Settlements	(2)	—	—	—	—	—	(2)	—	(2)	—
Transfers (out) of Level 3(4)	(84)	—	(4)	—	—	—	(88)	—	(88)	—
Foreign currency translation(5)	(3)	(1)	(2)	(2)	(12)	(36)	(56)	(4)	(60)	—
Ending balance	$301	$58	$195	$40	$2,260	$6,999	$9,853	$1,671	$11,524	$—
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$4	$—	$(2)	$—	$(24)	$125	$103	$(8)	$95	$—

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.

(2)
Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)
Investment properties included in net income are comprised of fair value changes on investment properties of $2 ($133 in 2019), net of amortization of leasing commissions and tenant inducements of $31 ($26 in 2019). For the key unobservable inputs used in the valuation of investment properties, please refer to Note 5.A.iii Fair Value Hierarchy in our 2019 Annual Consolidated Financial Statements. At March 31, 2020, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.

(4)
Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

5. Financial Instruments and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2019 Annual Consolidated Financial Statements.

Our financial instruments market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2020. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

48 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Our single life or joint-first-to-die basis retention limit is $40 ($40 in 2019) in Canada and US$40 (US$40 in 2019) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($50 in 2019) in Canada and US$50 (US$50 in 2019) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

6. Insurance Contract Liabilities and Investment Contract Liabilities
6.A Insurance Contract Liabilities
6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets
Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the three months ended				For the three months ended
March 31, 2020				March 31, 2019
Insurance contract liabilities		Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$123,894	$3,395	$120,499	$114,902	$3,653	$111,249
Change in balances on in-force policies(1)	(968)	22	(990)	4,315	(14)	4,329
Balances arising from new policies(1)	667	28	639	319	35	284
Method and assumption changes(2)	70	1	69	6	—	6
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(231)	51	(282)	4,640	21	4,619
Foreign exchange rate movements	4,006	264	3,742	(978)	(73)	(905)
Balances before Other policy liabilities and assets	127,669	3,710	123,959	118,564	3,601	114,963
Other policy liabilities and assets	7,583	647	6,936	6,927	534	6,393
Total Insurance contract liabilities and Reinsurance assets, end of period	$135,252	$4,357	$130,895	$125,491	$4,135	$121,356

(1)	Comparative figures in 2019 have been amended to conform to the current year’s methodology.

(2)
The impact this quarter was due to an increase in provisions for adverse deviation for fixed income asset credit spreads assumed in the valuation. In March, as a result of the economic impact of the COVID-19 pandemic, credit spreads increased sharply. Credit spreads at the end of the quarter were outside of the historically normal range of spreads. With respect to all other actuarial valuation assumptions including mortality, morbidity, policyholder behaviour and asset default assumptions, no changes were made as a result of the COVID-19 pandemic and economic downturn.

6.B Investment Contract Liabilities
6.B.i Changes in Investment Contract Liabilities
Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended		For the three months ended
	March 31, 2020		March 31, 2019
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$2	$2,612	$3	$2,646
Deposits	—	79	—	89
Interest	—	16	—	15
Withdrawals	—	(126)	—	(134)
Fees	—	(1)	—	(1)
Other	—	4	—	5
Foreign exchange rate movements	—	1	(1)	—
Balances, end of period	$2	$2,585	$2	$2,620

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 49

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2020	March 31, 2019
Balances, beginning of period	$502	$515
Change in liabilities on in-force policies	(9)	9
Foreign exchange rate movements	40	(10)
Balances, end of period	$533	$514
6.C Gross Claims and Benefits Paid
Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2020	March 31, 2019
Maturities and surrenders	$710	$661
Annuity payments	485	472
Death and disability benefits	1,059	1,062
Health benefits	1,821	1,670
Policyholder dividends and interest on claims and deposits	343	255
Total gross claims and benefits paid	$4,418	$4,120

7. Reinsurance (Expenses) Recoveries
Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2020	March 31, 2019
Recovered claims and benefits	$485	$468
Commissions	17	16
Reserve adjustments	10	5
Operating expenses and other	19	19
Total reinsurance (expenses) recoveries	$531	$508

8. Fee Income
Fee income consists of the following:

	For the three months ended
	March 31, 2020	March 31, 2019
Fee income from insurance contracts	$259	$235
Fee income from service contracts:
Distribution fees	212	194
Fund management and other asset-based fees	977	833
Administrative service and other fees	191	185
Total fee income	$1,639	$1,447

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 3.

50 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. Income Taxes
Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2020		March 31, 2019
		%		%
Total net income (loss)	$386		$714
Add: Income tax expense (benefit)	279		88
Total net income (loss) before income taxes	$665		$802
Taxes at the combined Canadian federal and provincial statutory income tax rate	$176	26.5	$215	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(40)	(6.0)	(22)	(2.7)
Tax exempt investment (income) loss	139	20.9	(106)	(13.2)
Adjustments in respect of prior periods, including resolution of tax disputes	—	—	(8)	(1.0)
Tax (benefit) cost of unrecognized tax losses and tax credits	5	0.8	5	0.6
Tax rate and other legislative changes	(5)	(0.8)	—	—
Other	4	0.6	4	0.5
Total income tax expense (benefit) and effective income tax rate	$279	42.0	$88	11.0

In the second quarter of 2019, a provincial corporate tax rate decrease from 12% to 8% was enacted in Alberta, Canada. As a result, our statutory rate decreased from 26.75% (rounded to 26.8% in the table above) to 26.5%.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment (income) loss include tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2019 related mainly to the resolution of tax audits in MFS Investment Management.

Tax (benefit) cost of unrecognized tax losses and tax credits reflected unrecognized losses in Asia.

Tax rate and other legislative changes for the three months ended March 31, 2020 included a remeasurement of our deferred tax balances in the UK due to the reversal of an enacted future corporate tax rate reduction.

Other for the three months ended March 31, 2020 and March 31, 2019 primarily reflected withholding taxes on distributions from our foreign subsidiaries.

10. Capital Management
10.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2019 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at March 31, 2020, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions (“OSFI”). Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2020, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 51

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2020. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2020.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, participating policyholders’ equity, non-controlling interests’ equity and certain other capital securities that qualify as regulatory capital.
10.B Significant Capital Transactions
10.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2020		March 31, 2019
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	587.8	$8,289	598.5	$8,419
Stock options exercised	0.2	9	0.2	10
Common shares purchased for cancellation	(3.5)	(50)	(4.1)	(54)
Balance, end of period	584.5	$8,248	594.6	$8,375

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc. (“common shares”) between August 14, 2019 and August 13, 2020 (the “2019 NCIB”) and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid. Under such automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2019 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. SLF Inc. launched a normal course issuer bid on August 14, 2018 and amended it effective May 14, 2019.
Pursuant to the 2019 NCIB, common shares purchased for cancellation are able to be purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price.

For the three months ended March 31, 2020, SLF Inc. purchased and cancelled approximately 3.5 million common shares at an average price per share of $56.86 for a total amount of $200 under the 2019 NCIB. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and the amounts paid above the average cost are allocated to Retained earnings. On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that share buybacks should be halted for the time being.

11. Segregated Funds
11.A Investments for Account of Segregated Fund Holders
The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2020	December 31, 2019
Segregated and mutual fund units	$90,224	$102,071
Equity securities	8,019	10,565
Debt securities	3,841	3,825
Cash, cash equivalents and short-term securities	738	589
Investment properties	386	403
Mortgages	22	21
Other assets	179	146
Total assets	$103,409	$117,620
Less: Liabilities arising from investing activities	585	647
Total investments for account of segregated fund holders	$102,824	$116,973

52 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders
Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Balances, beginning of period	$110,269	$96,663	$6,704	$6,399
Additions to segregated funds:
Deposits	3,257	3,041	20	23
Net transfer (to) from general funds	(386)	(85)	—	—
Net realized and unrealized gains (losses)	(13,461)	7,611	(987)	484
Other investment income	323	240	44	27
Total additions	$(10,267)	$10,807	$(923)	$534
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	3,062	3,732	134	149
Management fees	267	242	13	13
Taxes and other expenses	67	97	(7)	5
Foreign exchange rate movements	(437)	134	(140)	20
Total deductions	$2,959	$4,205	$—	$187
Net additions (deductions)	(13,226)	6,602	(923)	347
Balances, end of period	$97,043	$103,265	$5,781	$6,746

12. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 53

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2020
Revenue	$42	$4,652	$2,052	$(276)	$6,470
Shareholders’ net income (loss)	$415	$107	$299	$(406)	$415
March 31, 2019
Revenue	$55	$10,274	$1,631	$(568)	$11,392
Shareholders’ net income (loss)	$647	$420	$206	$(626)	$647

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2020
Invested assets	$24,218	$160,214	$8,162	$(23,983)	$168,611
Total other general fund assets	$4,516	$25,225	$13,491	$(23,477)	$19,755
Investments for account of segregated fund holders	$—	$102,773	$51	$—	$102,824
Insurance contract liabilities	$—	$135,467	$10,504	$(10,719)	$135,252
Investment contract liabilities	$—	$3,120	$—	$—	$3,120
Total other general fund liabilities	$4,555	$28,077	$7,993	$(15,899)	$24,726
December 31, 2019
Invested assets	$23,639	$152,512	$8,552	$(23,084)	$161,619
Total other general fund assets	$4,135	$24,000	$11,955	$(21,480)	$18,610
Investments for account of segregated fund holders	$—	$116,918	$55	$—	$116,973
Insurance contract liabilities	$—	$131,428	$9,644	$(9,888)	$131,184
Investment contract liabilities	$—	$3,116	$—	$—	$3,116
Total other general fund liabilities	$4,376	$23,780	$8,053	$(14,788)	$21,421

13. Earnings (Loss) Per Share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2020	March 31, 2019
Common shareholders’ net income (loss) for basic earnings per share	$391	$623
Add: Increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$394	$626
Weighted average number of common shares outstanding for basic earnings per share (in millions)	587	597
Add: Dilutive impact of stock options(2) (in millions)	1	1
Add: Dilutive impact of convertible instruments(1) (in millions)	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	592	602
Basic earnings (loss) per share	$0.67	$1.04
Diluted earnings (loss) per share	$0.67	$1.04

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.

(2)
Excludes the impact of 1 million stock options for the three months ended March 31, 2020 because these stock options were anti-dilutive for the period (1 million for the three months ended March 31, 2019).

54 Sun Life Financial Inc. First Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the three months ended				For the three months ended
March 31, 2020				March 31, 2019
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,359	$1,044	$2,403	$1,923	$(280)	$1,643
Unrealized gains (losses) on available-for-sale assets	313	(296)	17	(56)	251	195
Unrealized gains (losses) on cash flow hedges	(7)	(21)	(28)	(21)	6	(15)
Share of other comprehensive income (loss) in joint ventures and associates	(33)	64	31	(24)	28	4
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(305)	119	(186)	(263)	(43)	(306)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$1,472	$910	$2,382	$1,704	$(38)	$1,666
Total attributable to:
Participating policyholders	$11	$8	$19	$14	$(1)	$13
Shareholders	1,461	902	2,363	1,690	(37)	1,653
Total	$1,472	$910	$2,382	$1,704	$(38)	$1,666

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.
Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.
Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice will be made to class members once the court determines the scope of the class and the manner of delivery. The next step in the process is the discovery phase. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.
Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or on the Consolidated Statements of Operations.
Corporate and Shareholder Information

For information about Sun Life, corporate	United States	Direct deposit of dividends
news and financial results, please visit	American Stock Transfer & Trust	Common shareholders residing in Canada
sunlife.com.	Company, LLC	or the U.S. may have their dividend
6201 15th Ave.	payments deposited directly into their
Corporate office	Brooklyn, NY 11219	bank account.
Sun Life Financial Inc.	Tel: 1-877-224-1760
1 York Street	Email: sunlifeinquiries@astfinancial.com	The Request for Electronic Payment of
Toronto, Ontario	Dividends Form is available for
Canada M5J 0B6	United Kingdom	downloading from the AST Trust
Tel: 416-979-9966	Link Asset Services	Company (Canada) website,
Website: www.sunlife.com	34 Beckenham Road	www.astfinancial.com/ca-en, or you can
Beckenham, Kent	contact AST Trust Company (Canada) to
Investor Relations	United Kingdom BR3 4TU	have a form sent to you.
For financial analysts, portfolio managers	Tel: +44 (0) 345-602-1587
and institutional investors requiring	Email: enquiries@linkgroup.co.uk	Canadian dividend reinvestment
information, please contact:	and share purchase plan
Investor Relations	Philippines	Canadian-resident common shareholders
Fax: 416-979-4080	Rizal Commercial Banking Corporation	can enroll in the Dividend Reinvestment
Email: investor.relations@sunlife.com	(RCBC)	and Share Purchase Plan. For details visit
Please note that financial information can	RCBC Stock Transfer Processing Section	our website at sunlife.com or contact the
also be obtained from www.sunlife.com.	Ground Floor, West Wing,	Plan Agent, AST Trust Company (Canada)
GPL (Grepalife) Building,	at sunlifeinquiries@astfinancial.com
Transfer agent	221 Senator Gil Puyat Avenue
For information about your shareholdings,	Makati City, 1200,	Stock exchange listings
dividends, change in share registration or	Philippines	Sun Life Financial Inc. common shares are
address, estate transfers, lost certificates,	From Metro Manila: 632-5318-8567	listed on the Toronto (TSX), New York
or to advise of duplicate mailings, please	From the Provinces: 1-800-1-888-2422	(NYSE) and Philippine (PSE) stock
contact the Transfer Agent in the country	Email: rcbcstocktransfer@rcbc.com	exchanges. Ticker Symbol: SLF
where you reside. If you do not live in any
of the countries listed, please contact the	Hong Kong, SAR	Sun Life Financial Inc. Class A Preferred
Canadian Transfer Agent.	Computershare Hong Kong Investor	Shares are listed on the Toronto Stock
Services Limited	Exchange (TSX).
Canada	17M Floor, Hopewell Centre
AST Trust Company (Canada)	183 Queen’s Road East	Ticker Symbols:	Series 1 – SLF.PR.A
P.O. Box 700	Wanchai, Hong Kong	Series 2 – SLF.PR.B
Station B	Tel: 852-2862-8555	Series 3 – SLF.PR.C
Montreal, Quebec	Email: hkinfo@computershare.com.hk	Series 4 – SLF.PR.D
Canada H3B 3K3	Series 5 – SLF.PR.E
Within North America:	Shareholder services	Series 8R – SLF.PR.G
Tel: 1-877-224-1760	For shareholder account inquiries, please	Series 9QR – SLF.PR.J
Outside of North America:	contact the Transfer Agent in the country	Series 10R – SLF.PR.H
Tel: 416-682-3865	where you reside, or Shareholder Services:	Series 11QR – SLF.PR.K
Fax: 1-888-249-6189	Fax: 416-598-3121	Series 12R – SLF.PR.I
Email: sunlifeinquiries@astfinancial.com	English Email:
Website: www.astfinancial.com/ca-en	shareholderservices@sunlife.com	Normal course issuer bid
Shareholders can view their account	French Email:	A copy of the Notice of Intention to
details using AST Trust Company	servicesauxactionnaires@sunlife.com	commence the normal course issuer bid
(Canada)’s Internet service, Investor	is available without charge by contacting
Central.	2020 dividend dates	the Corporate Secretary’s Department at
Register at https://www.astfinancial.com/	Common Shares	shareholderservices@sunlife.com.
ca-en/login
Record dates	Payment dates
March 2, 2020	March 31, 2020
May 27, 2020	June 30, 2020
August 26, 2020*	September 30, 2020	*
November 25, 2020*	December 31, 2020	*
* Subject to approval by the Board of Directors

            CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. First Quarter 2020 55